Exhibit 22.1
SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

Cousins Properties LP (“CPLP”), the primary operating subsidiary of Cousins Properties Incorporated, is the issuer of $500 million aggregate principal amount of 5.875% senior notes due 2034 (the “Senior Notes”). The Senior Notes are fully and unconditionally guaranteed by the registrant, who consolidates CPLP.